EXHIBIT 99.5

VOX PROVIDES GOLD ROYALTY DEVELOPMENTS

AND EXPLORATION UPDATES

TORONTO, CANADA – August 18, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Norton Gold Fields Pty Ltd. (“Norton Gold”), Northern Star Resources Limited (ASX:NST) (“Northern Star"), Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”), Norwest Minerals Limited (ASX: NWM) (“Norwest”), and Tartisan Nickel Corp. (CSE: TN) (“Tartisan”).

Kyle Floyd, Chief Executive Officer stated: “The past two months have seen material progress on certain Vox gold royalty assets, with the opening of the Binduli North gold mine, ongoing construction at the Otto Bore gold mine by Northern Star and meaningful pre-production planning at the Bulong and Bulgera gold toll-treatment projects. This progress continues to support Vox management expectations of organic growth from 6 to 10 or more producing royalties by late 2023 and further revenue growth.”

Key Updates

•	Official opening of the Binduli North heap leach mine covered by the Janet Ivy gold royalty, released by Zijin Mining Group Co., Ltd.’s (HKSE: 2899) (“Zijin Mining”) subsidiary, Norton Gold;
•	Construction update for the Otto Bore gold mine by Northern Star;
•	Final high grade drilling results at the Myhree gold deposit by Black Cat, which is covered by the Bulong royalty;
•	Development of pit designs, completion of a potential site layout and preparations for Mining Lease application at the Bulgera gold deposit by Norwest; and
•	Completion of a Preliminary Economic Assessment (“PEA”) and permitting update on the Kenbridge nickel project by Tartisan, indicating a potential 9-year mine life with a goal of production in approximately 3 years.

Janet Ivy (Producing – Western Australia) – Binduli North Gold Mine Official Opening

•	Vox holds an uncapped A$0.50/tonne production royalty over the Janet Ivy gold mine in Western Australia;
•	In March 2022, Zijin Mining filed a mining proposal for the Binduli North 5Mtpa heap leach gold project, which was further described in Vox’s operator update released on June 9, 2022;
•	On July 8, 2022, the Western Australian State Government announced:
o	“The McGowan Government has congratulated Norton Gold Fields for officially opening its A$278 million Binduli North heap leach project;
o	The project created 300 jobs during construction and will employ 200 workers during production; and
o	The operation has an estimated 10-year life span and is expected to produce an average of 75,000 ounces of gold per year.”
•	Vox Management Summary: The official opening of the Binduli North mine is a major growth milestone for Vox and expected to unlock annual royalty revenues of A$2M – A$2.5M over the mine’s ~10-year life. This expansion was the key potential catalyst that supported Vox management’s decision to acquire the Janet Ivy royalty for ~A$5.5M in March 2021.

Otto Bore (Development – Western Australia) – Construction Update

•	Vox holds a 2.5% net smelter return royalty (between 42koz – 100koz cumulative production) over the Otto Bore gold project in Western Australia, acquired in conjunction with the producing Janet Ivy / Binduli North gold royalty in March 2021;
•	On July 20, 2022, Northern Star announced:
o	At Thunderbox, open pit mining continued with D Zone pre-strip and the installation of key infrastructure at Otto Bore to support open pit mining operation;
o	12% of Northern Star’s A$650M group growth capex in FY23 is to be spent at Yandal hub on:

•	Completion of the Thunderbox mill expansion, which is on track and on budget for commissioning and ramp up in the first half of 2023;
•	Establishment of the Otto Bore mine; and
•	New tailings dam.
•	Vox Management Summary: Otto Bore is expected to become Vox’s seventh producing royalty asset, commencing in the second half of 2022. Northern Star are developing this new gold mine as a feed source for the low-cost Thunderbox mill ahead of Vox management expectations.

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Bulong (Pre-Construction – Western Australia) – Final Grade Control Drilling & Toll Treatment Update

•	Vox holds an uncapped 1% net smelter royalty over part of the Bulong gold project in Western Australia;
•	On July 29, 2022, Black Cat announced:
o

Final Reverse Circulation (“RC”) grade control drilling at Myhree was undertaken in June 2022. The first half of assay results have been returned and reinforced the high-grade open pit Ore Reserve of 0.6Mt @ 2.4 g/t Au for 46koz(1);

o	Results include:
•	5m @ 19.63 g/t Au from 33m (22MYGC037); ·
•	7m @ 7.36 g/t Au from 30m (22MYGC038); ·
•	3m @ 7.29 g/t Au from 18m and 6m @ 13.91 g/t Au from 32m (22MYGC022); ·
•	4m @ 12.38 g/t Au from 37m (22MYGC036); ·
•	7m @ 4.89 g/t Au from 8m (22MYGC031); ·
•	o§ 3m @ 8.21 g/t Au from 6m (22MYGC032); ·
•	2m @ 10.24 g/t Au from 5m (22MYGC033); ·
•	4m @ 6.36 g/t Au from 27m (22MYGC039); ·
•	3m @ 11.12 g/t Au from 27m (22MYGC040);
o	All grade control drilling at Myhree is now complete and remaining assays are expected in August 2022;
o	Myhree open pit is fully approved and mining can commence once an ore processing solution is secured, discussions with interested parties are ongoing; and
o

Black Cat’s Managing Director, Gareth Solly, said, “Myhree was Black Cat’s first discovery in 2018 and it is satisfying to know it has the potential to be our first producing mine. With the final results due within weeks, Myhree is now ready for production, subject to securing a processing solution for the high-grade ore.”

•	Vox Management Summary: Since Vox acquired the Bulong gold royalty from an Australian automotive group in September 2020, the project has been aggressively advanced by Black Cat and is progressing closer to production. Black Cat is guiding towards potential commencement of toll-treated production from October 2022 onwards.

Bulgera (Exploration – Western Australia) – Pit Designs & Mining Lease Application

•	Vox acquired the uncapped 1% NSR royalty over the Bulgera gold project in Western Australia for A$225k in March 2021;
•	On July 29, 2022, Norwest announced:

o    Economic pit optimisation shells were developed into proper pit designs for the Bulgera, Mercuiri and Price deposits and a site layout completed;

o    The company is compiling information and taking steps required to lodge an application for converting the project exploration license to a mining license;

§  The application is currently being compiled and submission to the Department of Mines, Industry Regulation and Safety (DMIRS) in Western Australia is expected next quarter;

o    Discussions to toll treat Bulgera gold resources continue with the local gold plant operator; and

o    A program of drilling 15 x 200m RC holes to the west and east along strike from the Bulgera open cut has been approved and the commencement of this drill program is planned for 2023.

·         Vox Management Summary: The Bulgera royalty was acquired for A$225k less than 18 months ago and is rapidly being fast-tracked towards a development decision with a mining license application expected next quarter. We look forward to the outcomes of ongoing discussions with the local gold plant operator regarding potential toll treatment.

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Kenbridge (Development – Canada) – Preliminary Economic Assessment Results & Permitting Update

•	Vox holds an uncapped 1% net smelter return royalty on part of the Kenbridge nickel-copper project in Canada, which is subject to a full buyback right for C$1.5M in favour of Tartisan. Vox’s 1% NSR royalty was originally created in January 2018 as part of a debt settlement between former Kenbridge project operator Canadian Arrow Mines Limited and Breakwater Resources Limited (as a subsidiary of Nyrstar);
•	On July 12, 2022, Tartisan announced the completion of a positive PEA for the Kenbridge Nickel Project(2), with the following highlights:
o	A 9-year mine plan based on a 1,500 tonne per day underground mining and processing operation;
o	Life of mine revenues from net smelter returns are estimated at C$837 million (assuming USD metal prices of USD$10/lb Ni, USD$4/lb Cu and USD$26/lb Co and a USD:CAD exchange rate of 0.78);
o	Measured and Indicated mineral resources represent 3,508,000 tonnes at 0.70% Ni, 0.35% Cu and 0.01% Co (54 Mlb Ni, 27 Mlb Cu); and
o	Inferred mineral resources represent 1,013,000 tonnes at 1.21% Ni, 0.56% Cu and 0.01% Co (27 Mlb Ni, 13 Mlb Cu).
•	On August 16, 2022, Tartisan announced that:
o	Initial environmental baseline studies have concluded;
o	“Phase 2” environmental baseline studies have commenced and are outlined as follows:
•	Bathymetry for receiving waterbodies/Lakes surrounding the project;
•	Fisheries Studies on creeks and lakes surrounding the project;
•	Surface water quality sampling, stream flow monitoring and data download, and groundwater quality sampling from spring 2022 installed monitoring stations;
•	Water Quality Profiling and Sampling from receiving waterbodies;
•	Stage 1 Archeology Assessment;
•	Stage 1 Geochemistry Assessment; and
o

Tartisan’s CEO Mark Appleby commented, “Baseline studies continue at the Kenbridge Nickel Project and signify the Company’s commitment to an approximate three years to production timeline. The Company is continuing to review and implement all necessary steps in the permitting and mining approval process. The recently announced PEA results outlined robust economics and significant value of the Kenbridge Nickel Project. The full PEA Report will be available on SEDAR shortly”.

•	Vox Management Summary: The Kenbridge royalty rights were acquired as part of the Nyrstar/Breakwater Resources portfolio of royalties in January 2021 and the project operator is now guiding towards potential first production in approximately three years. As a past-producing underground nickel-copper mine with an existing 609m shaft, this project has potential to be fast-tracked back into production.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest return on invested capital in the royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

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Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)

The Myhee drilling results and information in Black Cat’s 29 July 2022 announcement that relates to geology, and planning was complied by Mr. Iain Levy, who is a Member of the Australian Institute of Geoscientists. See https://www.asx.com.au/asxpdf/20220729/pdf/45c9knjl083f5m.pdf.

(2)

Tartisan’s press release titled, “Tartisan Nickel Corp. Provides Positive Preliminary Economic Assessment For The Kenbridge Nickel Project, Kenora Mining District, Northwestern Ontario” dated 12 July 2022. Dean MacEachern, P.Geo. and Eugene Puritch, P.Eng, FEC, CET are the respective Tartisan and independent Qualified Persons under NI 43-101. See https://tartisannickel.com/tartisan-nickel-corp-provides-positive-preliminary-economic-assessment-for-the-kenbridge-nickel-project-kenora-mining-district-northwestern-ontario/.

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